United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                                 AMENDMENT NO. 2

                               RESPONSE USA, INC.
                             ----------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.008 Per Share
             ------------------------------------------------------
                         (Title of Class of Securities)

                                   761235 50 6
                             ----------------------
                                 (CUSIP Number)

                               Richard D. Terrill
        Executive Vice President, General Counsel and Corporate Secretary
                             Western Resources, Inc.
                             818 South Kansas Avenue
                              Topeka, Kansas 66612
                                  (785)575-6322

--------------------------------------------------------------------------------
          (Name, Address, and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 30, 1999
   --------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisitions which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

CUSIP NO. 761235 50 6
--------------------------------------------------------------------------------


1.   NAME OF REPORTING PERSON                            Western Resources, Inc.
     S.S. OR I.R.S. IDENTIFICATION NO.                   48-0290150

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF            (A)     |_|
     A GROUP                                             (B)     |_|

3.   SEC USE ONLY

4.   SOURCE OF FUNDS                                     n/a

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)          |_|

6.   CITIZENSHIP OR PLACE OF ORGANIZATION                State of Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
PERSON WITH:

     7.   SOLE VOTING POWER                              0

     8.   SHARED VOTING POWER                            656,042

     9.   SOLE DISPOSITIVE POWER                         0

     10.  SHARED DISPOSITIVE POWER                       656,042

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
      EACH REPORTING PERSON                              656,042

12.   CHECK BOX IS THE AGGREGATE AMOUNT IN ROW
      (11) EXCLUDES CERTAIN SHARES                       |_|

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN
      ROW (11)                                           8.14%

14.   TYPE OF REPORTING PERSON                           CO

CUSIP NO. 761235 50 6
--------------------------------------------------------------------------------


1.   NAME OF REPORTING PERSON                            Westar Capital, Inc.
     S.S. OR I.R.S. IDENTIFICATION NO.                   48-1092416

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF            (A)     |_|
     A GROUP                                             (B)     |_|

3.   SEC USE ONLY

4.   SOURCE OF FUNDS                                      n/a

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)           |_|

6.   CITIZENSHIP OR PLACE OF ORGANIZATION                 State of Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
PERSON WITH:

     7.   SOLE VOTING POWER                               0

     8.   SHARED VOTING POWER                             656,042

     9.   SOLE DISPOSITIVE POWER                          0

     10.  SHARED DISPOSITIVE POWER                        656,042

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
      EACH REPORTING PERSON                               656,042

12.   CHECK BOX IS THE AGGREGATE AMOUNT IN ROW
      (11) EXCLUDES CERTAIN SHARES                        |_|

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN
      ROW (11)                                            8.14%

14.   TYPE OF REPORTING PERSON                            CO

CUSIP NO. 761235 50 6
--------------------------------------------------------------------------------


1.   NAME OF REPORTING PERSON                             Protection One, Inc.
     S.S. OR I.R.S. IDENTIFICATION NO.                    93-1063818

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF             (A)     |_|
     A GROUP                                              (B)     |_|

3.   SEC USE ONLY

4.   SOURCE OF FUNDS                                       n/a

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            |_|

6.   CITIZENSHIP OR PLACE OF ORGANIZATION                  State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
PERSON WITH:

     7.   SOLE VOTING POWER                                0

     8.   SHARED VOTING POWER                              656,042

     9.   SOLE DISPOSITIVE POWER                           0

     10.  SHARED DISPOSITIVE POWER                         656,042

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
      EACH REPORTING PERSON                                656,042

12.   CHECK BOX IS THE AGGREGATE AMOUNT IN ROW
      (11) EXCLUDES CERTAIN SHARES                         |_|

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN
      ROW (11)                                             8.14%

14.   TYPE OF REPORTING PERSON                             CO

CUSIP NO. 761235 50 6
--------------------------------------------------------------------------------


1.   NAME OF REPORTING PERSON                        Protection One Investments,
                                                     Inc.
     S.S. OR I.R.S. IDENTIFICATION NO.               95-471-6134

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF        (A)     |_|
     A GROUP                                         (B)     |_|

3.   SEC USE ONLY

4.   SOURCE OF FUNDS                                 n/a

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      |_|

6.   CITIZENSHIP OR PLACE OF ORGANIZATION            State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
PERSON WITH:

     7.   SOLE VOTING POWER                          0

     8.   SHARED VOTING POWER                        656,042

     9.   SOLE DISPOSITIVE POWER                     0

     10.  SHARED DISPOSITIVE POWER                   656,042

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
      EACH REPORTING PERSON                          656,042

12.   CHECK BOX IS THE AGGREGATE AMOUNT IN ROW
      (11) EXCLUDES CERTAIN SHARES                   |_|

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN
      ROW (11)                                       8.14%

14.   TYPE OF REPORTING PERSON                       CO

Item 1.           Security and Issuer.

This statement on Schedule 13D ("Statement") relates to the Common Stock par value $.008 per share ("Common Stock"), of Response USA, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the issuer are located at 11-H Princess Road, Lawrenceville, New Jersey 08648.

Item 2.           Identity and Background.

No material change.

Item 3.           Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.           Purpose of Transaction.

The Reporting Persons sold 102,500 shares of Common Stock of Issuer between the period of September 27, 1999 and September 30, 1999.

Item 5.           Interest in Securities of Issuer.

Based upon the Issuer's quarterly report for its fiscal quarter ended March 31, 1999 filed on Form 10-Q with the Securities and Exchange Commission on May 17, 1999, the Issuer had a total of 8,057,985 (eight million fifty seven thousand nine hundred eighty five) shares of Common Stock outstanding as of May 12,1999. As a result of the disposition of stock by the Reporting Persons between September 27, 1999 and September 30, 1999, the Reporting Persons beneficially own 656,042 (six hundred fifty six thousand forty two) shares, constituting 8.14% of the Issuer's total outstanding Common Stock. The Reporting Persons have shared power to vote and shared power to dispose of the 656,042 shares of Common Stock.

Shares of Common Stock disposed of in the past sixty days are listed below:

       Shares Sold             Price Per Share                Date of Sale
           100,000                  $1.1954                     09/27/99
             2,500                  $1.4375                     09/30/99

Except as set forth in this Statement, neither the Reporting Persons, nor, to the best of the Reporting Persons' knowledge, any executive officer or director of the Reporting Persons beneficially owns any Common Stock or has engaged in any transaction in any such shares during the sixty day period immediately preceding the date hereof.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No contracts exist with respect to the securities of the Issuer.

Item 7.           Materials to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement dated October 5, 1999 among Protection One, Investments, Inc., Protection One, Inc., Westar Capital, Inc., and Western Resources, Inc.

                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                WESTERN RESOURCES, INC.



                                By:   /s/ Richard D. Terrill
                                Richard D. Terrill
                                Executive Vice President, General Counsel
                                and Corporate Secretary


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                WESTAR CAPITAL, INC.



                                By:   /s/ Cynthia S. Couch
                                Cynthia S. Couch
                                Secretary and Treasurer


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                PROTECTION ONE, INC.



                                By:   /s/ Anthony D. Somma
                                Anthony D. Somma
                                Chief Financial Officer, Secretary and Treasurer


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                PROTECTION ONE INVESTMENTS, INC.



                                By:    /s/ Anthony D. Somma
                                Anthony D. Somma
                                Secretary and Treasurer


Dated:   October 5, 1999

                                    EXHIBIT A

                             Joint Filing Agreement

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the shares of Common Stock, par value $.008 per share, of Response USA, Inc., a Delaware corporation, and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing.

     IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 5th day of October, 1999.


WESTERN RESOURCES, INC.




By:   /s/ Richard D. Terrill                         Date: October 5, 1999
   -------------------------
Richard D. Terrill
Executive Vice President, General Counsel and
Corporate Secretary


WESTAR CAPITAL, INC.




By:    /s/ Cynthia S. Couch                          Date: October 5, 1999
    -----------------------
Cynthia S. Couch
Secretary and Treasurer


PROTECTION ONE, INC.




By:    /s/ Anthony D. Somma                          Date:  October 5, 1999
    -----------------------
Anthony D. Somma
Chief Financial Officer, Secretary and Treasurer


PROTECTION ONE INVESTMENTS, INC.




By:     /s/ Anthony D. Somma                         Date:  October 5, 1999
     -----------------------
Anthony D. Somma
Secretary and Treasurer